UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

30 May 2014
Commission File No. 001-32846

____________________________

CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

This report on Form 6-K is deemed to be filed and incorporated by reference in the Registration Statements on Form F-3ASR (333-190026) and Form S−8 (Nos. 333-6040, 333-173246, 333−165870, 333-90808, 333-8720, 333-10430, 333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this report has been furnished, to the extent not superseded by documents or reports subsequently filed or furnished

                                                                                                    N      E      W      S                R      E      L      E      A      S      E

30 May 2014

SWISS COMPETITION COMMISSION INVESTIGATION

The secretariat of the Competition Commission in Switzerland has invited CRH plc's Swiss subsidiaries BR Bauhandel AG, Gétaz-Miauton SA and Regusci Reco SA, to comment on a proposal to impose sanctions on the Association of Swiss Wholesalers of the Sanitary Industry and all other major Swiss wholesalers, including CRH's subsidiaries, regarding the pending investigation into the sanitary (bathroom fixtures and fittings) industry in Switzerland. The secretariat alleges competition law infringements and proposes a total fine of approximately CHF 283 million on all parties, of which approximately CHF 119 million (€98 million) is attributable to CRH's Swiss subsidiaries, based on Swiss turnover.

CRH believes that the position of the secretariat is fundamentally ill-founded and views the proposed fine as unjustified.  The Group intends to respond to this effect in its comments to the secretariat.  The decision of the Competition Commission on this matter, which is likely to be communicated by the end of 2014/early 2015, can be appealed to the Federal Administrative Tribunal, and ultimately to the Federal Supreme Court.

Frank Heisterkamp     Head of Investor Relations

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland   TELEPHONE +353.1.404.1000 FAX +353.1.404.1007
E-MAIL
mail@crh.com
   WEBSITE
www.crh.com
   Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

CRH public limited company
(Registrant)

Date: 30 May 2014

By:___/s/Maeve Carton___
M. Carton
Finance Director